                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                        APPLIED MICROSYSTEMS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    037935103
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, ONTARIO M5J 2S1 CANADA
                            ATTENTION: EWOUT HEERSINK
                                 (416) 362-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                        MARCH 17, 1998 -  MARCH 27, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                                                            Page 1 of 7 pages.

                                       13D
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CUSIP No.        037935103                          Page 2 of 7 Pages
          -----------------------------
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Onex Corporation

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Ontario, Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 399,460 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 399,460 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            399,460 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          C0
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------------------------------------------------------------------------------
CUSIP No.        037935103                          Page  3 of 7 Pages
          -----------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vencap, Inc.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Alberta, Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 399,460 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 399,460 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            399,460 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          C0
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------------------------------------------------------------------------------
CUSIP No.        037935103                          Page 4 of 7 Pages
          -----------------------------
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Gerald W. Schwartz

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Ontario, Canada

--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF                  - 0 -
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                 399,460 shares of Common Stock
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 - 0 -
                 ---------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 399,460 shares of Common Stock
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            399,460 shares of Common Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              Amendment to Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Applied Microsystems Corporation, a Washington corporation (the "Issuer"), filed by Vencap, Inc., Onex Corporation and Gerald W. Schwartz. Capitalized terms, used but not defined herein, shall have the meaning set forth in the Statement. The Statement is hereby amended as set forth below:

Item 5. Interest in Securities of the Issuer.

              (a) and (b). As of the date hereof, Vencap owns 399,460 shares of Common Stock.

              Vencap beneficially owns 399,460 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of March 20, 1998). On January 30, 1998, Vencap transfered 521,360 shares of Common Stock, all of the shares of Common Stock owned by it, to 1279436 Ontario Inc. ("Ontario Inc."), a wholly-owned subsidiary. From March 17, 1998 to March 27, 1998, Ontario Inc. sold 121,900 shares of Common Stock as reported herein. On April 1, 1998, Ontario Inc. transferred 399,460 shares of Common Stock, all of the shares of Common Stock then owned by it, to Vencap.

              Onex, as the indirect beneficial owner of approximately 90% of the shares of Vencap, may be deemed to own beneficially 399,460 shares of common stock, representing approximately 5.8% of the outstanding shares of Common
Stock (based on the number of shares of Common Stock outstanding as of March 20, 1998). Mr. Schwartz is the Chairman of the Board, President and
Chief Executive Officer of Onex and the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex's Board of Directors, and therefore may also be deemed to own beneficially such shares of Common Stock.

                                                             Page 5 of 7 pages.

                  (c) During the past sixty (60) days, Ontario Inc. has disposed of certain of the shares of Common Stock as follows:

Date of           Amount of
Transaction   Securities Involved     Price Per Share         How Effected
-----------   -------------------     ---------------         ------------
3/17/98             47,000                $6.8497           Open Market Sale
3/18/98              6,900                 6.75             Open Market Sale
3/25/98              8,000                 6.75             Open Market Sale
3/26/98             35,000                 6.9821           Open Market Sale
3/27/98             25,000                 7.1625           Open Market Sale


              Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

Item 7.       Material to Be Filed as Exhibits.

              1. Joint Filing Agreement, dated April 24, 1996, among Vencap, Vencap Holdings, Onex and Mr. Schwartz, incorporated by reference to the Schedule 13D relating to the Issuer filed by Vencap, Vencap Holdings, Onex and Mr. Schwartz, on May 2, 1996.

              2.      Power of Attorney, incorporated by reference to the
                      Schedule 13D Amendment relating to the Issuer filed by Vencap, Onex and Mr. Schwartz on September 13, 1996.


                                                             Page 6 of 7 pages.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April __, 1998

                                        VENCAP, INC.



                                        By:      /s/ Mark Hilson
                                                 -----------------------------
                                                 Name:  Mark Hilson
                                                 Title: Authorized Signatory



                                        ONEX CORPORATION



                                        By:      /s/ Donald W. Lewtas
                                                 -----------------------------
                                                 Name:   Donald W. Lewtas
                                                 Title: Authorized Signatory


                                        /s/ Donald W. Lewtas
                                        -----------------------------
                                        Authorized Signatory for
                                        GERALD W. SCHWARTZ

                                                             Page 7 of 7 pages.